Via Facsimile and U.S. Mail
Mail Stop 6010

August 15, 2008

Freedom 5, Inc.
Attn: Virginia K. Sourlis, Chief Executive Officer, President,
        and Chief Financial Officer
2 Bridge Avenue
Red Bank, NJ 07701

Re: **Freedom 5, Inc.**
        Form 10-KSB for the Year Ended December 31, 2007
        Form 10-QSB for the Period Ended March 31, 2008
        File No. 000-52113

Dear Ms. Sourlis:

        We have reviewed your July 23, 2008 response to our July 21, 2008 letter and
your amended Form 10-KSB for the year ended December 31, 2007 and have the
following additional comment. Please revise your Form 10-KSB for the year ended
December 31, 2007 in response to our comment. If you disagree, we will consider your
explanation as to why our comment is inapplicable. Please be as detailed as necessary in
your explanation. After reviewing the information provided, we may raise additional
comments and/or request that you further amend your filing.

Internal Control Over Financial Reporting

1. We note that in your amended 10-KSB your management has again concluded
   that disclosure controls and procedures were effective as of the end of the fiscal
   year. In our letter dated July 21, 2008, we asked you to consider whether
   management's failure to provide its report on internal control over financial
   reporting impacts its conclusion regarding the effectiveness of your disclosure
   controls and procedures as of the end of the fiscal year. Please tell us the factors
   you considered and highlight for us those factors that supported your conclusion.
   Otherwise, please further amend the 10-KSB to disclose management's revised
   conclusion on the effectiveness of your disclosure controls and procedures as of
   the end of the fiscal year.

* * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information.   You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652, or me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant